
April 13, 2021

Nicholas O'Grady
Chief Executive Officer
Northern Oil & Gas, Inc.
601 Carlson Parkway, Suite 990
Minnetonka, Minnesota 55305

>   **Re: Northern Oil & Gas, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed April 6, 2021**
>   **File No. 333-255065**

Dear Mr. O'Grady:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Energy & Transportation

cc: Bryan D. Flannery, Esq.